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15027084

UN

EXCHANGE COMMISSION Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED JUN - 1 2015 WASH. D.C. 201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/14 MM/DD/YY AND ENDING 3-31-15 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Motilal Oswal Securities Int'l Private Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Motilal Oswal Towers, Gokhale & Sayani Rd

(No. and Street)

Maharashtra Prabhadevi,Mumbai (City) India (State) 400-025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES B AHLFELD 212-485-5989

(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown

(Name – *if individual, state last, first, middle name*)

465 South Street (Address) Morristown (City) NJ (State) 07960 (Zip Code)

CHECK ONE:

XD Certified Public Accountant

D Public Accountant

D Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ajay Menon swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Motilal Oswal Securities International Private Limited, as of 28TH May, 2015, are true and correct. I further swear (or affirm) that either the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARY
S.M.N. Naqvi
Mumbai & Thane Dist.
Reg No 3054
GOVT. OF INDIA
NOTARIAL

Signature

Chief Complaince Officer
(Ajay Menon)

Notary Public

Identified by me
MUTAVALLI G. M.
Advocate High Court
C.M.M. (Esplande) Court,
Mahapalika Marg, Bombay-1

BEFORE ME
28-5-15

S. M. N. Naqvi
NOTARY
Government of India
Mumbai & Thane Dist

SR. No. 955 P No. 90
NOTARY Register 114 Date 28/5/15

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARY
S.M.N. Naqvi
Mumbai & Thane

Motilal Oswal Securities International Private Limited

Financial Statements
and
Supplementary Information
Public Pursuant to Rule 17a-5(e) (3) of the
Securities Exchange Act of 1934

March 31, 2015

Motilal Oswal Securities International Private Limited
Table of Contents
March 31, 2015

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional offices in New Jersey, New York, Pennsylvania, Maryland, Massachusetts, Florida, Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholder of
Motilal Oswal Securities International Private Limited

We have audited the accompanying statement of financial condition of Motilal Oswal Securities International Private Limited (the "Company"), as of March 31, 2015. This financial statement is the responsibility of Motilal Oswal Securities International Private Limited's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Motilal Oswal Securities International Private Limited as of March 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

May 28, 2015

Motilal Oswal Securities International Private Limited
STATEMENT OF FINANCIAL CONDITION
March 31, 2015

Assets		
Cash and cash equivalents	$ 620,693	
Prepaid taxes	52,964	
Due from Parent	33,884	
Deferred taxes	27,983	
Prepaid insurance and other assets	9,651	
Total Assets		$ 745,175
Liabilities and Shareholder's Equity		
Liabilities		
Accrued expenses and other	68,228	
Total Liabilities		$ 68,228
Shareholder's Equity		
Common stock, $0.2028 par value 10,000,000 authorized, 4,569,200 shares issued & outstanding	926,944	
Accumulated deficit	(87,071)	
Accumulated other comprehensive loss	(162,926)	
Total Shareholder's Equity		676,947
Total Liabilities and Shareholder's Equity		$ 745,175

The accompanying notes are an integral part of this financial statement.

NOTE 1 - DESCRIPTION OF BUSINESS

Motilal Oswal Securities International Private Limited (the "Company") is a corporation formed under Indian law and is a wholly owned subsidiary of Motilal Oswal Securities Limited, (the "Parent") a brokerage firm located in India and registered with SEBI, NSE and BSE. The Company's principal place of business is in Mumbai, India. The Company acts as a broker dealer for US institutional investors and institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity to its Parent. The Company also distributes research prepared by the Parent to such major US institutional investors and serve as a "chaperoning" broker dealer pursuant to Rule 15a-6 (a)(3).

The Company was approved as a US FINRA registered broker-dealer on January 4, 2013.

The Company is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The Company's operating cash account is maintained in Indian Rupees and is not subject to FDIC rules and regulations. The cash balance is subject to currency fluctuations vs the USD.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on their contracted values and the short-term maturity of these instruments.

(d) Income Taxes

The Company files tax returns in India and is subject to income tax examination by the taxing jurisdiction. Additionally, the Company is required to file taxes in the U.S. and is subject to certain minimum taxes. The Company had no uncertain tax positions at March 31, 2015, and there were no tax related penalties or interest for the period reported in these financial statements. All previously filed US tax returns remain open for inspection by US taxing authorites.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Concentration, Risk and Credit Risk

All of the Company's Advisory fee income was received from its Parent. Additionally, activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues.

(f) Revenue and Expense Recognition

The Company serves as a "chaperoning" broker dealer pursuant to Rule 15a-6(a)(3). The Company earns fees from its Parent in accordance with the related service level agreement. The Company will not receive any compensation directly from US clients, and the Company will disclose to its clients that it will receive remuneration for its services from the Parent.

(g) Foreign Currency

Results of operations have been translated from its local currency, Indian Rupees to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate at the reporting date. Gains and losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive income (loss) and are shown as a separate component of stockholder's equity. Foreign currency losses are included in the Statement of Income & Comprehensive Loss in the amount of ($546) for the year ended March 31, 2015, and are included in Other General Administrative expenses.

(h) Prepaid Taxes

In accordance with the income tax laws applicable to the Company, certain taxes have been withheld and provided to the government and are reflected as prepaid taxes on the statement of financial condition.

NOTE 3 – NET CAPITAL REQUIREMENTS.

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015, the Company had net capital of $433,558 which was $183,558 in excess of its required net capital of $250,000. The Company's net capital ratio of aggregate indebtedness to net capital was .16 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS.

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

The Company received from its Parent approximately $323,000 in the form of Advisory Fees during the year ended March 31, 2015. As of March 31, 2015, The Company is owed $33,884 of Advisory Fees.

The Company paid to the Parent Rent of approximately $12,000 and Business Support Fees of approximately $3,000 during the year ended March 31, 2015.

NOTE 5 – COMMITMENT

The Company is obligated under an operating lease for office space in Mumbai, India which expires August 30, 2019.

Future minimum annual lease payments under this operating lease are as follows:

Years Ending March 31,	
2016	11,502
2017	11,502
2018	11,502
2019	11,502
2020	4,792
	$50,800

Rent expense for the period ended March 31, 2015 amounted to approximately $12,000 under this lease.

NOTE 6 – INCOME TAXES

The provision for income taxes consists of the following for the period ended March 31, 2015:

Current expense	$2,854
Deferred expense	10,347
Provision for income taxes	$13,201

The Company's total deferred tax assets and liabilities at March 31, 2015 are as follows:

Deferred tax assets	$27,983
Valuation allowance	----
	$27,983
Deferred tax liabilities	----
Net deferred income tax asset	$27,983

A valuation allowance is not deemed necessary as The Company expects to receive the full benefit of the deferred tax asset.

As of March 31, 2015 the Company had start up expenses of approximately $87,000 that will be written off for tax purposes over the next three years and an accrual for retirement benefits will be approximately $4,000.